ASE TEST LIMITED                                               September 7, 2001
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FOR IMMEDIATE RELEASE

Contact in Asia Pacific:
Jeffrey Chen, Chief Financial Officer
Tel.        886-2-8780-5489            Mobile    886-920-189-608
Fax.        886-2-2757-6121            email:    jeffrey_chen@asek.asetwn.com.tw

Contact in the US:
Richard C. Wei, CFO, ISE Labs
Tel.        408-567-4383               email:    rwei@iselabs.com

Thomson Financial/Carson:
In Asia Pacific:      Mylene Kok        65-879-9881        mylene.kok@tfn.com.sg
In the US:            Daniel Loh        212-701-1998       dan.loh@thomsonir.com
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                ASE TEST LIMITED ANNOUNCES AUGUST 2001 REVENUES

TAIPEI, TAIWAN, R.O.C., SEPTEMBER 7, 2001 - ASE Test Limited (Nasdaq : ASTSF) today announces that its unaudited consolidated August 2001 net revenues were US$20.22 million. Compared to prior periods, the August figure represented a drop of 50% year-over-year and an increase of 7% sequentially.

CONSOLIDATED MONTHLY NET REVENUES (UNAUDITED)

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                    August       July     August        YoY     Sequential
(US$000)              2000       2001       2001     Change         Change
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Net Revenues        40,728     18,887     20,221       -50%            +7%
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